IN8bio, Inc.

350 5th Avenue, Suite 5330

New York, New York 10118

January 26, 2026

VIA EDGAR

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	IN8bio, Inc.

Registration Statement on Form S-3

File No. 333-292830

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, IN8bio, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on January 28, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jaime L. Chase and Trey Reilly of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jaime L. Chase at (202) 728-7096 or, in her absence, Trey Reilly of Cooley LLP, counsel to the Registrant, at (212) 479-6502.

Very truly yours,

IN8BIO, INC.

By:	/s/ Patrick McCall
Name:	Patrick McCall
Title:	Chief Financial Officer

cc:	William Ho, IN8bio, Inc.

Jaime L. Chase, Cooley LLP

Trey Reilly, Cooley LLP